                                            Filed Pursuant to Rule No. 424(b)(3)
                                            Registration No. 333-49615



PROSPECTUS
----------

                                163,503 Shares

                                 Fiserv, Inc.
                      The Financial Data Services Company

                                 Common Stock

     This Prospectus may be used in connection with the distribution of up to 163,503 shares of Fiserv, Inc. Common Stock, $.01 par value (the "Shares"), proposed to be disposed of from time to time by the Selling Shareholders named herein. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the Shares. The expenses of the registration of which this Prospectus forms a part will be paid by the Company. The Common Stock of the Company is traded in the NASDAQ National Market System under the symbol "FISV". On April 20, 1998, the reported closing sale price of the Common Stock as quoted on the NASDAQ National Market System was $67.375 per share.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

     The distribution of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the NASDAQ National Market System (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid individually by the Selling Shareholders. See "Plan of Distribution".

April 21, 1998

NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY
 INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY SUCH INFORMATION OR REPRESENTATION NOT
CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH
 AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME
   NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the
Company's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission (the "Commission") on February 20, 1998; (ii) Current Report on Form 8-K, filed with the Commission on January 20, 1998; (iii) Current Report on Form 8-K filed with the Commission on February 24, 1998; (iv) Current Report on Form 8-K filed with the Commission on March 24, 1998; (v) Quarterly Report on Form 10-Q for the three months ended March 31, 1998 filed with the Commission on April 21, 1998; and (vi) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Mr. Charles W. Sprague, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000.

     The Company's headquarters are located at 255 Fiserv Drive, Brookfield, Wisconsin 53045, telephone (414) 879-5000. Fiserv was incorporated as a Delaware corporation in 1984, and reincorporated as a Wisconsin corporation in 1992. The terms "Fiserv" and the "Company" as used herein mean Fiserv, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

                                  THE COMPANY

     Fiserv, with operations in 75 cities, including 15 cities in Canada, England and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by Fiserv and maintained on computers located at data processing centers throughout the United States. Fiserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is the nation's second leading data processing provider for credit unions and mortgage banks. Fiserv directly supports account and transaction processing software systems for approximately 3,383 financial institutions; maintaining approximately 50 million service bureau accounts. Fiserv delivers this account and transaction processing in all four of the traditional delivery modes: service bureau; facilities management; resource management; and in-house solutions. Fiserv also provides electronic banking services, which include Automated Teller Machine ("ATM")/Electronic Funds Transfer ("EFT") services to financial institutions, and processing approximately 200 million ATM transactions annually. Fiserv also provides check and share draft remittance and back-office processing to financial institutions, handling approximately over 3.6 billion prime pass items per year through its regional item processing centers located in over 45 cities in North America. In addition, Fiserv provides trust administration services for IRAs and other retirement plans, and furnishes microcomputer software to financial institutions for executive information and decision support systems. The Fiserv securities processing group provides a wide-range of traditional processing and related support services to support all aspects of a retail brokerage operation. The total client base served by Fiserv includes more than 5,000 financial institutions. Fiserv believes that its focus on customer service and the contractual nature of its business, combined with its historical renewal experience, provide a high level of recurring revenues.

     Since Fiserv's formation in 1984, it has expanded its operations through over 70 acquisitions and internally through the growth of existing clients. From 1988 to 1997, Fiserv's revenues increased from $125.0 million to $974.4 million, its operating income increased from $15.5 million to $165.8 million and its net income grew from $9.2 million to $90.8 million. During this period, net income per common and common equivalent share-diluted increased from $.33 to $1.70.

                              RECENT DEVELOPMENTS

     On March 24, 1998, Fiserv announced a three-for-two stock split of outstanding shares of Fiserv Common Stock to shareholders of record as of May 15, 1998.

                                USE OF PROCEEDS

     All proceeds from the sale of the Shares to be sold pursuant to this Prospectus will be for the account of the Selling Shareholders. As a consequence, the Company will not receive any proceeds from the sale of the Shares offered by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock. The Company intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's existing long-term debt instruments contain provisions limiting the amount of cash dividends the Company can pay.

                             SELLING SHAREHOLDERS

     The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by each of the Selling Shareholders.

                                                 Number of                          Number of       Percent of
                                               Fiserv Shares      Number of          Shares           Shares
                                               Beneficially         Shares         Beneficially     Outstanding
Selling                                       Owned Prior to      Registered       Owned After         After
Stockholder                                     Offering(1)         Herein         Offering(2)       Offering
-----------                                   --------------      ----------       ------------     -----------
William P. Guiney                                 94,751            47,375            47,376            --

Lloyd S. Milner                                   74,751            37,375            37,376            --

Carolyn C. Milner                                 20,000            10,000            10,000            --

Suzanne B. Carver                                 33,167            16,583            16,584            --

Fletcher H. Carver III                            30,000            15,000            15,000            --

Frank A. Weber                                    43,167            21,583            21,584            --

Barbara A. Weber                                  20,000            10,000            10,000            --

Terry L. Washburn                                  6,316             3,158             3,158            --

Joseph F. Sermarini                                4,859             2,429             2,430            --

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(1)  Information as of  April 2, 1998.

(2)  Assumes all shares registered herein are sold.

                                 DISTRIBUTION

The Shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) in the over-the-counter market, on NASDAQ, and any exchange in which the Common Stock may then be listed, or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of Shares from whom they may act as agent (which compensation may be in excess of customary commissions).

     The Company has informed the Selling Shareholders that the anti-manipulative rules under the Securities Exchange Act of 1934 (Regulation M) may apply to their sales of Shares in the market. Also, the Company has informed the Selling Shareholders of the need for delivery of copies of the Prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

     In connection with such sales, the Selling Shareholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Charles W. Sprague, Esq., Executive Vice President, General Counsel and Secretary of the Company. Mr. Sprague beneficially owns 27,461 shares of Fiserv Common Stock, which number includes vested but unexercised stock options.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of Fiserv, Inc. and subsidiaries, except BHC Financial, Inc. and subsidiaries, as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference. The financial statements of BHC Financial, Inc. and subsidiaries (consolidated with those of Fiserv, Inc.) have been audited by Coopers & Lybrand L.L.P. as stated in their report dated February 14, 1997, except for Note 12 of the Consolidated Financial Statements as to which the date is March 3, 1997, which report is included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Such financial statements of Fiserv, Inc. and its consolidated subsidiaries are incorporated by reference, and have been so incorporated in reliance upon the respective reports of such firms given upon their authority in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), and to which reference is hereby made. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at Room 1024 at 450 Fifth Street, N.W., Washington,D.C. 20549. The Company'sregistration statements, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a website on the internet at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Act. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the Exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby.

     No person is authorized to give any information or to make any representation, other than those contained in this Prospectus, and any information or representations not contained in this Prospectus must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities under any circumstances where such offer of solicitation is unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.